UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8F

     Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [ ] Merger

     [X] Liquidation

     [ ] Abandonment of Registration

    (Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company

     (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund: Hyperion 2005 Investment Grade Opportunity Term Trust, Inc.

3.   Securities and Exchange Commission File No.: 811-07386

4.   Is this an initial Form N-8F or an amendment to a previously filed
     Form N-8F?

     [X] Initial Application     [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

        Three World Financial Center
        200 Vesey Street, 10th Floor
        New York, NY  10281-1010

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         David C. Mahaffey, Esq.
         Sullivan & Worcester LLP
         1666 K Street, N.W.
         Washington, DC 20006
         (202) 775-1207


7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:


         Daniel S. Kim
         Hyperion Brookfield Asset Management Inc.
         Three World Financial Center
         200 Vesey Street, 10th Floor
         New York, NY  10281-1010
         (800) Hyperion

         Lawrence R. Gooch
         State Street Bank and Trust Company
         225 Franklin Street
         Boston, Massachusetts 02116
         (617) 662-3935

         Donna Ansbro
         American Stock Transfer & Trust Company
         59 Maiden Lane
         New York, NY  10038
         (718) 921-8261


     NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [X] Management company;

     [ ] Unit investment trust; or

     [ ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [ ] Open-end     [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Hyperion Brookfield Asset Management Inc.
         (f/k/a Hyperion Capital Management, Inc.)
         Three World Financial Center
         200 Vesey Street, 10th Floor
         New York, NY  10281-1010

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     The Fund did not have a principal underwriter during the last five years.

13.  If the fund is a unit investment trust ("UIT") provide:

     (a) Depositor's name(s) and address(es):

     (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ] Yes    [X] No

     If Yes, for each UIT state:

     Name(s):

     File No.:  811-_____

     Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X] Yes   [ ] No

          If Yes, state the date on which the board vote took place:

         September 21, 2005

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [ ] Yes   [X] No

      If Yes, state the date on which the shareholder vote took place:

      If No, explain:

      Article XI of the Fund's Articles of Incorporation provided that the Fund "shall have a limited period of existence and shall cease to exist at the close of business on December 31, 2005, except that the [Fund] shall continue to exist for the purpose of paying, satisfying, and discharging any existing debts or obligations, collecting and distributing its assets, and doing all other acts required to liquidate and wind up its business and affairs." Accordingly, no action by shareholders was required.

II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X] Yes [_] No

     (a) If Yes, list the date(s) on which the fund made those distributions:

         December 5, 2005

     (b) Were the distributions made on the basis of net assets?

          [X] Yes   [ ] No

     (c) Were the distributions made pro rata based on share ownership?

          [X] Yes   [ ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e) Liquidations only:

     Were any distributions to shareholders made in kind?

     [ ] Yes   [X] No

     If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Has the fund issued senior securities?

     [ ] Yes    [X] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [X] Yes  [ ] No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [X] Yes    [ ] No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

     Distributions payable to unlocated shareholders are being held by American Stock Transfer & Trust Company. Attempts will be made to locate all missing shareholders and those funds that are unclaimed will eventually escheat to the various states.

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ] Yes    [X] No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b) Why has the fund retained the remaining assets?

     (c) Will the remaining assets be invested in securities?

          [ ] Yes   [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ] Yes    [X] No

                                     If Yes,

     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:



                                                            Accrued         Paid
                                                            -------       ------

(i) Legal expenses:                                         $5,000       $16,609
(ii) Accounting expenses:                                   35,000        50,033
(iii) Other expenses (list and identify separately):
         Insurance Expenses                                400,000       305,000
         Transfer Agent Fees                                24,000        11,392
         Miscellaneous Fees                                 36,000        32,461
                                                           -------        ------

(iv)  Total expenses (sum of lines (i) - (iii) above):    $500,000      $415,495
                                                          ========      ========


    (b) How were those expenses allocated?

       The expenses were incurred as a direct result of the liquidation.

    (c) Who paid those expenses?

    The Fund paid or will pay for all of the expenses incurred in connection with its liquidation.

    (d) How did the fund pay for unamortized expenses (if any)?

    Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ] Yes    [X] No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ] Yes    [X] No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ] Yes    [X] No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger:

    (b) State the Investment Company Act file number of the fund surviving the
    Merger: 811-_____

    (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

    (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The Hyperion 2005 Investment Grade Opportunity Term Trust, Inc., (ii) he is the President of The Hyperion 2005 Investment Grade Opportunity Term Trust, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                             /s/ Clifford E. Lai
                                             -----------------------------------
                                             Clifford E. Lai
                                             The Hyperion 2005 Investment Grade
                                             Opportunity Term Trust, Inc.
                                             President